Exhibit 4.2

MISSFRESH LIMITED

Number	Class B Ordinary Share(s)

Incorporated under the laws of the Cayman Islands

Share capital is US$500,000 divided into

(i) 200,000,000 Class A Ordinary Shares of a par value of US$0.0001 each,

(ii) 4,700,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and

(iii) 100,000,000 Shares of a par value of US$0.0001 each of such class or classes (however designated)

as the Directors may determine in accordance with the Amended M&A.

THIS IS TO CERTIFY THAT                                                                                                                   is the registered holder of                                                          Class B Ordinary Share(s) in the above-named Company subject to the Memorandum and Articles of Association thereof.

GIVEN UNDER the common seal of the said Company on                                                  2021.

THE COMMON SEAL of the said Company was hereunto affixed in the presence of:

DIRECTOR